UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, March 28, 2011 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 4Q10/2010 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. The financial statements are presented according to the new Brazilian accounting standards, fully adapted to all statements issued by the Accounting Pronouncements Committee (CPC) applicable to the operations of CPFL group, which are consistent with the international accounting practices – IFRS. Comparisons are relative to 4Q09/2009, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 4Q10 NET INCOME OF R$ 362 MILLION

Indicators (R$ Million)	4Q10	4Q09	Var.	2010	2009	Var.
Sales within the Concession Area - GWh - CAT 97 Effect	13,338	12,884	3.5%	52,378	48,799	7.3%
Captive Market	9,869	9,871	0.0%	39,250	37,821	3.8%
TUSD	3,469	3,012	15.2%	13,128	10,978	19.6%
Commercialization and Generation sales - GWh	3,415	3,479	-1.9%	13,000	13,269	-2.0%
Gross Operating Revenue	4,592	4,374	5.0%	17,557	16,474	6.6%
Net Operating Revenue	3,179	2,998	6.0%	12,024	11,358	5.9%
EBITDA	812	947	-14.3%	3,350	3,453	-3.0%
Net Income	362	544	-33.5%	1,560	1,689	-7.6%
Investments	524	467	12.2%	1,801	1,338	34.6%
Note: EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions.

4Q10 HIGHLIGHTS

  Increase of 3.5% in sales within the concession area; disregarding the effect of CAT 97, sales would have grown 5.4%;
  Release of the Annual Tariff Increases for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa (effective as of February 3, 2011);
  Commercial start-up of Termonordeste Thermoelectric Facility in December 2010 and Termoparaíba Thermoelectric Facility in January 2011 (totalizing 174.2 MW of installed capacity);
  Announcement of the construction of Campos dos Ventos I, III, IV and V and Eurus V Wind Farms, with installed capacity of 150 MW, for commercialization in the free free market;
  Distribution of R$ 1,260 million in dividends, related to 2010, with dividend yield of 6.9% (last 12 months);
  CPFL Energia’s simultaneous stock reverse split and split and ADRs ratio change, with the commencement of trading estimated to July 2011;
  Appreciation of 25.7% of CPFL Energia’s shares price on the BM&FBOVESPA and 33.7% on the NYSE in 2010, outperforming major market indexes;
  CPFL Energia’s shares were maintained in the ISE (the BM&FBOVESPA’s Corporate Sustainability Index), for the 6th consecutive year.

Conference Call with Simultaneous Translation into English (Bilingual Q&A)	Investor Relations
Department
· Tuesday, March 29, 2011 – 10:30 am (Brasília), 09:30 am (EST)
( Portuguese: 55-11-4688-6361 (Brazil)	55-19-3756-6083
( English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)	ri@cpfl.com.br
· Webcast: www.cpfl.com.br/ir	www.cpfl.com.br/ir

INDEX

1) ENERGY SALES	4
1.1) Sales within the Distributors’ Concession Area	4
1.1.1) Sales to the Captive Market	4
1.1.2) Sales by Class – Concession Area	5
1.1.3) TUSD by Distributor	5
1.2) Commercialization and Generation Sales – Excluding Related Parties	6

2) ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS	6
2.1) Procedures adopted by the Company and adjustments made	6
2.2) Impacts on the Financial Statements	10

3) ECONOMIC-FINANCIAL PERFORMANCE	11
3.1) Operating Revenue	11
3.2) Cost of Electric Energy	11
3.3) Operating Costs and Expenses	12
3.4) EBITDA	13
3.5) Financial Result	13
3.6) Taxation on the Result	14
3.7) Net Income	14

4) DEBT	14
4.1) Financial Debt (Including Hedge)	14
4.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	16
4.3) Adjusted Net Debt(1)	17
4.4) New Funding	17

5) INVESTMENTS	18

6) CASH FLOW	19

7) DIVIDENDS	20

8) STOCK MARKET	21
8.1) Share Performance	21
8.2) Average Daily Volume	22
8.3) Ratings	22

9) CORPORATE GOVERNANCE	23
9.1) Certification	23

10) SHAREHOLDERS STRUCTURE	24
10.1) Stock Reverse Split/Split and ADRs Ratio Change	24

11) PERFORMANCE OF THE BUSINESS SEGMENTS	25
11.1) Distribution Segment	25
11.1.1) Economic-Financial Performance	25
11.1.2) Tariff Adjustment	27
11.2) Commercialization and Services Segment	28
11.3) Generation Segment	29
11.3.1) Economic-Financial Performance	29
11.3.2) Status of Generation Projects	30
11.3.3) Installed Capacity and Assured Power Evolution	32

12) ATTACHMENTS	33
12.1) Statement of Assets – CPFL Energia	33
12.2) Statement of Liabilities – CPFL Energia	34
12.3) Income Statement – CPFL Energia (4Q10 x 4Q09)	35
12.4) Income Statement – CPFL Energia (2010 x 2009)	36
12.5) Income Statement – Consolidated Generation Segment	37
12.6) Income Statement – Consolidated Distribution Segment	38
12.7) Economic-Financial Performance – Distributors	39
12.8) Sales to the Captive Market by Distributor (in GWh)	41

1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 4Q10, sales within the concession area, achieved by the distribution segment, totaled 13,338 GWh, an increase of 5.4%.

Sales within the Concession Area - GWh
	4Q10	4Q09	Var.	2010	2009	Var.
Captive Market	9,869	9,871	-0.02%	39,250	37,821	3.8%
TUSD	3,469	2,781	24.7%	12,794	10,747	19.0%
Total	13,338	12,652	5.4%	52,044	48,568	7.2%

Sales to the captive market totaled 9,869 GWh, stable when compared to 4Q09.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), rose by 24.7% to 3,469 GWh, reflecting the migration of customers to the free market.

São Paulo State Treasury Department Ruling CAT 97 of 05/27/09

Sales within the Concession Area - GWh - Pro-forma (CAT 97 Effect)
	4Q10	4Q09	Var.	2010	2009	Var.
Captive Market	9,869	9,871	-0.02%	39,250	37,821	3.8%
TUSD	3,469	3,012	15.2%	13,128	10,978	19.6%
Total	13,338	12,884	3.5%	52,378	48,799	7.3%

Worthy of note is that the 4Q09 was negatively affected by a change in the invoicing dates of certain free customers of CPFL Paulista and CPFL Piratininga, resulting in a reduction in the number of days metered, in compliance with São Paulo State Treasury Department ruling CAT 97 of 05/27/09, which altered the rules for ICMS tax payments for these companies. This alteration, however, does not result in any change at the Operating Revenue level due to the classification as “not invoiced”. Including the volume of energy delivered for the days not invoiced in 4Q09, the volume of energy delivered (TUSD) would have increased 15.2% in 4Q10 and the percentage increase in sales within the concession area would have been lower (3.5%).

1.1.1) Sales to the Captive Market

Captive Market - GWh
	4Q10	4Q09	Var.	2010	2009	Var.
Residential	3,286	3,165	3.8%	12,983	12,346	5.2%
Industrial	2,754	3,032	-9.2%	11,393	11,334	0.5%
Commercial	1,945	1,925	1.1%	7,587	7,215	5.2%
Others	1,884	1,749	7.7%	7,287	6,926	5.2%
Total	9,869	9,871	-0.02%	39,250	37,821	3.8%
Note: The captive market sales by distributor tables are attached to this report in item 12.8.

In the captive market, emphasis is given to the growths of the residential and commercial classes, which jointly accounted for 53.0% of total consumption by the distributors’ captive consumers:

  Residential and commercial classes: up by 3.8% and 1.1%, respectively, favored by the accumulated effects of economic growth (increase of income levels, purchasing power of consumers and credit concessions) over recent years. Notwithstanding, in 4Q10, these classes reported a lower percentage growth as compared with the preceding quarters due mainly to (i) the stronger comparison base of 4Q09 and (ii) the lower temperatures than in 4T09 (specially in December 2010).
  Industrial class: down by 9.2%, due to the migration of customers to the free market.

1.1.2) Sales by Class – Concession Area

1.1.3) TUSD by Distributor

TUSD by Distributor - GWh
	4Q10	4Q09	Var.	2010	2009	Var.
CPFL Paulista	1,774	1,343	32.0%	6,339	5,290	19.8%
CPFL Piratininga	1,339	1,161	15.4%	5,183	4,465	16.1%
RGE	309	233	32.9%	1,111	830	33.9%
CPFL Santa Cruz	5	5	-4.0%	19	22	-15.5%
CPFL Jaguari	16	21	-24.2%	68	76	-10.8%
CPFL Mococa	-	-	0.0%	-	-	0.0%
CPFL Leste Paulista	1	-	0.0%	1	-	0.0%
CPFL Sul Paulista	25	17	42.2%	73	64	14.0%
Total	3,469	2,781	24.7%	12,794	10,747	19.0%

TUSD by Distributor - GWh - Pro-forma (CAT 97 Effect)
	4Q10	4Q09	Var.	2010	2009	Var.
CPFL Paulista	1,774	1,499	18.3%	6,567	5,446	20.6%
CPFL Piratininga	1,339	1,237	8.3%	5,277	4,541	16.2%
RGE	309	233	32.9%	1,111	830	33.9%
CPFL Santa Cruz	5	5	-4.0%	19	22	-15.5%
Other 4 Distributors (*)	42	39	7.9%	154	140	10.3%
Total	3,469	3,012	15.2%	13,128	10,978	19.6%
Note: (*) Comprises CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista e CPFL Sul Paulista.

1.2) Commercialization and Generation Sales – Excluding Related Parties

Commercialization and Generation Sales - GWh
	4Q10	4Q09	Var.	2010	2009	Var.
Total	3,415	3,479	-1.9%	13,000	13,269	-2.0%
Note: Exclude sales to related parties and in the CCEE. Considers Furnas (Semesa) and other generation sales outside the group.

Commercialization and generation sales moved down by 1.9% to 3,415 GWh, mainly due to the decrease in sales through commercialization’s short-term bilateral contracts, effective in 2009. However, the sales to free customers rose, due to the increase in the number of customers in the portfolio this year (from 74 to 129).

2) ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

In 2010, CPFL Energia and its subsidiaries have adopted the directives issued by the Accounting Pronouncements Committee (CPC). For this reason, financial statements and balances relating to 2009 (previously reported) were adjusted to reflect changes resulting from the adoption of the new procedures, which enables comparisons of the periods presented.

The financial information and analysis below are presented under the current accounting standards (IFRS).

Additionally, in order to facilitate analysis of the Company's economic and financial performance, a "pro forma" version of the financial statements using the previously adopted standard (BRGAAP Previous Standard) will also be presented.

2.1) Procedures adopted by the Company and adjustments made

ü

Pension plan - benefit to employees: registry of the defined benefit pension plans type. Given the impracticality of retroactive application, the Company recognized all past actuarial gains and losses on January 1, 2009, with the counterpart being the accumulated losses account. This adjustment corresponds to the posted accrued actuarial loss existing on the date of transition, according to the CPC 37, for all defined benefit pension plans of the CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE. On December 31, 2010, shareholders' equity was negatively impacted by R$ 195 million, net of taxes.

ü

Reversal of regulatory assets and liabilities: The electric utilities maintained through December 31, 2008 balances of regulatory assets referring to pre-payments made by the concessionaire in relation to the increase in the electric energy acquisition cost and expenditure on system charges, among others, which were received by tariff increase granted by the regulatory authority in the following years. They also had regulatory liability balances in relation to the decrease in these non-manageable costs to be returned to the consumers through subsequent reductions in the tariff.

According to the new practices, these regulatory assets and liabilities cannot be recognized, as they do not meet the criteria for definition of assets and liabilities as established in the Framework for the Preparation and Presentation of Financial Statements.

'Page 6 of 41

The adjustment made refers to the reversal of the balances of regulatory assets and liabilities of the distribution subsidiaries, mainly affecting the "energy cost and charges for the use of the system" line items (deferral and amortization of CVA not registered). The "revenue" line was also affected because of the non-booking of the amortization of regulatory assets and liabilities.

Impacts on Income Statement were positive and equivalent to R$ 409 million in 2009 and R$ 19 million in 2010. On December 31, 2010 shareholders' equity was positively impacted by R$ 15 million.

ü

ICPC 01 - Concession Contracts and adjustment to rebuilding the infrastructure intangible assets: Pursuant to past accounting practices, all concession's infrastructure was registered as fixed assets linked to the concession. The ICPC 01 amends the way the concessions are registered when certain conditions are met.

Thus, the distribution concessionaires' infrastructure was segregated and began to be recorded as of the date of its construction, following the existing directives in the CPCs and IFRS, so that they were recorded in the financial statements: (i) as an intangible asset representing the right to exploit the concession by charging users of public services; and (ii) as a financial asset corresponding to the unconditional contractual right to receive cash (indemnity) by the reversal of the assets at the end of the concession.

In addition to the reclassification of fixed assets to intangible assets and financial assets, the major adjustments and changes in the format that impacted the financial statements are highlighted below:

§

Registration of financial assets to fair value: The value of financial assets of the concession was determined based in its regulatory asset basis (RAB) established by the regulator. This financial asset is updated periodically so that the amount corresponds to its respective fair value, with the counterpart being the equity valuation reserve account in shareholders' equity. On December 31, 2010, the total amount of the adjustments to market value that affects the shareholders' equity and is not considered as a basis for dividends was R$ 186 million.

§

Restoration of intangibles: The distribution subsidiaries, following the ICPC01 and OCPC05 guidelines, applied the concepts retroactively and rebuilt the infrastructure accounting basis so that the forming costs of financial and intangible assets are in full agreement with the provisions contained in international accounting standards. On December 31, 2010, shareholders' equity was positively impacted by R$ 18 million.

§

Revenue and cost of construction: Pursuant to regulations, the adjustment of the "revenues" and "cost of services rendered" lines (outsourced services expenses) corresponds to the revenue booked as services for construction of distribution assets realized by the concessionaires. Since there is no margin associated with them, the amounts registered as "revenue” and "cost" are equal, not affecting the operating income.

ü

Cost assignment: CPC 37 allows the option for a measurement of fixed assets at a cost assigned at the transition date, pursuant to Technical Interpretation "ICPC 10 - Interpretation on the Initial Application of Fixed Assets and Investment Property based on Technical Pronouncements CPCs 27, 28, 37 and 43." The Company has decided to record the market value at the date of transition of the fixed assets of the CPFL Sul Centrais and CPFL Geração subsidiaries, using the fair value at transition date as the assigned cost. The adjustment to this line corresponds to the record of the deemed cost, realized against shareholders' equity. As a result, there will be an increase in the depreciation installment of those subsidiaries that, although affecting the earnings result, does not impact dividends. The impact on Income Statement was equivalent to an increase in the depreciation installment by R$ 26 million in 2009 and R$ 26 million in 2010. On December 31, 2010, shareholders' equity was positively affected by R$ 610 million, which will become the basis for paying dividends only in the future, to the extent that this reserve will be realized through depreciation.

ü

Depreciation for the period of the concession: The concession contracts of the Ceran subsidiary and jointly controlled Enercan, Baesa and Foz do Chapecó companies are under the aegis of Decree 2003 of 1996. In light of all the legal disputes and possible conflicts existing between: (i) the drafting of the Concession Law, (ii) interpretations of the decree itself, and (iii) how the concession contracts were drafted, the Company proceeded conservatively in making adjustments in their rates of depreciation, so that the fixed assets related to the basic project are depreciated over the useful life of the assets, as long as it is limited to the expiration date of the concession (accelerated depreciation). On December 31, 2010, the impact on shareholders' equity was an accumulated loss of R$ 31 million, net of non-controlling stakes (R$ 7 million), reflecting increases in depreciation costs of R$ 18 million in 2009 and R$ 20 million in 2010.

ü

Use of Public Assets ("UBP"): The Ceran subsidiary and jointly controlled Enercan, Baesa and Foz do Chapecó companies assumed, upon signature of the respective Concession Agreements with the federal government, obligations related to the granting of the concession, as "use of public assets" (UBP). The obligations are updated annually, indexed by the variation in the inflation index (General Market Price Index - IGP-M).

Until December 31, 2008, the subsidiaries recorded concession expenses in the income statement (Deductions from Operating Revenues - Economic Development Account (CDE) line - since 2002 the monthly UBP payments became part of the monthly CDE installments), pursuant to contracted expiration dates. According to the new practices, the values of the UBP liabilities, discounted to present value in accordance with the funding rates of each enterprise, were recognized as of the date of the signing of the contract, with the counterpart being the intangible assets related to the right to exploit the concession. The impacts on income statement refer primarily to the reversal of the monthly payments adopted through the previous practice for the CDE line and the booking of the amortization of the intangible asset and financial expenses relating to the monetary variation of the UBP liabilities. On December 31, 2010, the impact on shareholders' equity was an accumulated loss of R$ 24 million.

ü

Consolidation adjustments: The consolidation concept applied through previous accounting practices differs from the concepts defined by the CPCs 36 and 19 that are justified by the control criteria. According to the CPC 36, control is the power to govern the financial and operating policies of the entity so as to obtain a benefit from its activities. CPC 19 defines that joint control exists when the strategic and operational decisions relating to the activity require unanimous consent of the parties that have the shared control, thus permitting the proportional consolidation of subsidiary's financial statements.

The adoption of these concepts resulted in changes in the consolidation criteria of the Ceran subsidiary, which became fully consolidated. The adjustments recorded in the financial statements refer to the balances of the difference between 100% and the stake in this subsidiary (65%), added line by line for consolidation purposes.

ü

Others: The Company also made other adjustments to be in compliance with the IFRS, such as write-off of negative goodwill, registration of guarantees and other financial instruments that, together, positively impacted the shareholders' equity on December 31, 2010 by R$ 4 million.

ü	Participation of non-controlling shareholders: According to the new accounting practices, through CPC 26, as of January 1, 2009, the Company began to classify the stakes of non-controlling shareholders as part of the consolidated income and as part of shareholders' equity in the consolidated financial statements.
Until December 31, 2008, in the consolidated balance sheet this amount was registered as a liability, with the adjustment in this line corresponding to the reclassification of the liability to shareholders' equity. After consolidated shareholders' equity was calculated, it was presented segregating the part attributable to the Company and the part attributable to the minority, non-controlling shareholders. Similarly, pursuant to previous accounting practices, the net income was already presented net of the stakes of non-controlling shareholders. According to the new practices (IFRS), net income is presented on a consolidated basis, so that the allocation of the portion belonging to the Company and the portion corresponding to the rights of non-controlling shareholders are presented separately.

Accumulated effects of the adjustments on the Shareholders' Equity on 12/31/2010 (R$ million)

Net loss with the adoption of the international practices
Adjustments
Pension Plan	(195)
Reversal of regulatory assets and liabilities	15
ICPC 01 - Intagible asset recomposition	18
Use of Public Asset	(24)
Depreciation for the concession period (generation assets)	(31)
Other adjustments	4
Total Adjustments(1)	(213)

Additions to the Shareholders' Equity
ICPC 01 - Register of the financial asset fair value	186
Fixed asset - attributed cost[1]	610
Total additions	796
Note: (1) The accumulated effects of the adjustments on the Shareholders' Equity were -R$ 234 million on 12/31/2009.

CPFL Energia - Shareholders' Equity on 12/31/2010 (R$ million)

Consolidated
Share capital	4,793
Capital Reserve	0
Profit Reserve	419
Proposed additional dividend	486
Asset valuation reserve	796
Accumulated net income/(loss)	0
Subtotal	6,494
Shareholders's Capital attributed to the non-controlling shareholders	256
Total Shareholders' Capital	6,750

2.2) Impacts on the Financial Statements

	2010	2009	Variation
			R$ MM	(%)
Net Revenue

Current Model (BRGAAP) - pro-forma	10,962	10,566	396	3.7%
Adjustments
Ceran Consolidation (+35%)	72	73
Non-Accounting for Regulatory Assets and Liabilities	(69)	91
Revenue from building the infrastructure of the concession	1,044	616
Other adjustments	16	12
Total Adjustments	1,063	792
Current Model (IFRS) - official	12,024	11,358	666	5.9%

	2010	2009	Variation
			R$ MM	(%)
EBITDA

Current Model (BRGAAP) - pro-forma	3,232	2,765	467	16.9%
Adjustments
Adjustments on Net Revenue	1,063	792
Ceran Consolidation (+35%) (Costs)	(12)	(14)
Non-Accounting for Regulatory Assets and Liabilities	91	524
(Cost of Electric Energy)
Cost of building the infrastructure of the concession	(1,044)	(616)
Other adjustments	21	1
Total Adjustments	118	687
Current Model (IFRS) - official	3,350	3,453	(102)	-3.0%

	2010	2009	Variation
			R$ MM	(%)
Net Income

Current Model (BRGAAP) - pro-forma	1,544	1,286	257	20.0%
Adjustments
Adjustments on EBITDA	118	687
Ceran Consolidation (+35%) (Depreciation, Financial Result	(41)	(39)
and Income Tax/Social Contribution)
Non-Accounting for Regulatory Assets and Liabilities	(3)	(207)
(Financial Result and Income Tax/Social Contribution)
Depreciation on Generation - attributed cost[1] (does not affect dividends)	(26)	(26)
Other adjustments	(32)	(13)
Total Adjustments	16	402
Current Model (IFRS) - official	1,560	1,689	(129)	-7.6%

Note: (1) Cost increase due to the assets revaluation, with its counterpart on the “comprehensive income” (Shareholders’s Equity).

3) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL Energia (R$ Thousands)
	4T10				4T09				4T10 x 4T09
	Prior Model (BRGAAP)	Consolidation	Adjustments	Current Model (IFRS)	Prior Model (BRGAAP)	Consolidation	Adjustments	Current Model (IFRS)	Prior Model (BRGAAP)	Current Model (IFRS)
Gross Operating Revenues	4,229,986	19,769	341,794	4,591,549	4,178,941	20,086	175,238	4,374,265	1.22%	4.97%
Net Operating Revenues	2,778,450	18,108	382,010	3,178,568	2,839,635	18,512	139,975	2,998,122	-2.15%	6.02%
Cost of Electric Power	(1,571,236)	(1,489)	(67,205)	(1,639,930)	(1,735,191)	(990)	245,956	(1,490,225)	-9.45%	10.05%
Operating Costs & Expenses	(531,251)	(4,891)	(370,961)	(907,105)	(497,130)	(5,674)	(222,485)	(725,289)	6.86%	25.07%
EBIT	675,963	11,728	(56,156)	631,533	607,314	11,848	163,446	782,608	11.30%	0.00%
EBITDA	813,800	14,561	(16,726)	811,633	746,308	14,843	185,718	946,869	9.04%	-14.28%
Financial Income (Expense)	(124,446)	(4,968)	14,702	(114,712)	(87,329)	(5,261)	1,041	(91,549)	42.50%	25.30%
Income Before Taxes	551,519	6,760	(41,456)	516,821	519,985	6,587	164,487	691,059	6.06%	-25.21%
NET INCOME	381,713	4,843	(24,931)	361,623	425,125	4,287	114,579	543,990	-10.21%	-33.52%

	2010				2009				2010 x 2009
	Prior Model (BRGAAP)	Consolidation	Adjustments	Current Model (IFRS)	Prior Model (BRGAAP)	Consolidation	Adjustments	Current Model (IFRS)	Prior Model (BRGAAP)	Current Model (IFRS)
Gross Operating Revenues	16,522,398	78,445	956,005	17,556,848	15,693,148	79,349	701,202	16,473,699	5.28%	6.58%
Net Operating Revenues	10,961,602	71,930	990,197	12,023,729	10,565,982	73,364	718,660	11,358,006	3.74%	5.86%
Cost of Electric Power	(6,310,235)	(4,447)	92,192	(6,222,490)	(6,531,022)	(5,049)	521,562	(6,014,509)	-3.38%	3.46%
Operating Costs & Expenses	(1,915,654)	(18,815)	(1,127,455)	(3,061,924)	(1,833,641)	(20,177)	(706,996)	(2,560,814)	4.47%	19.57%
EBIT	2,735,713	48,668	(45,066)	2,739,315	2,201,319	48,138	533,226	2,782,683	24.28%	0.00%
EBITDA	3,232,371	59,680	58,428	3,350,479	2,765,429	59,332	627,929	3,452,690	16.88%	-2.96%
Financial Income (Expense)	(360,396)	(21,485)	27,938	(353,943)	(316,795)	(17,249)	24,338	(309,706)	13.76%	14.28%
Income Before Taxes	2,375,317	27,183	(17,128)	2,385,372	1,884,524	30,889	557,564	2,472,977	26.04%	-3.54%
NET INCOME	1,543,801	18,242	(2,006)	1,560,037	1,286,470	20,363	382,035	1,688,868	20.00%	-7.63%

3.1) Operating Revenue

Gross operating revenue in 4Q10 reached R$ 4,592 million, representing an increase of 5.0% (R$ 217 million). Net operating revenue reached R$ 3,179 million in 4Q10, an increase of 6.0% (R$ 180 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), net operating revenue would have amounted to 2,833 million, an increase of 1.4% (R$ 40 million).

The upturn in operating revenue was mainly caused by the increase of 55.7% (R$ 114 million) in TUSD revenue from free customers, due to the recovery in industrial activity and to the migration of captive customers to the free market.

The increase in operating revenue was partially offset by the following factors:

  Strong positive impact on 4Q09 revenue due to the higher financial components on the tariffs. This was caused by: (i) the pass-through of 2008 cost increases (the activation of thermal generating plants and the increase of foreign exchange rate); and (ii) the charge of the extraordinary tariff readjustment (ended in 2009) used to offset losses incurred during the 2001 energy rationing;
  Reduction of 1.9% in the commercialization and generation sales, excluding related parties, due principally to the reduction in sales through short term bilateral contracts, effective in 2009, in the commercialization segment.

In 2010, gross operating revenue reached R$ 17,557 million, an increase of 6.6% (R$ 1,083 million). Net operating revenue reached R$ 12,024 million, an increase of 5.9% (R$ 666 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 10,980 million, an increase of 2.2% (R$ 238 million).

3.2) Cost of Electric Energy

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,640 million in 4Q10, representing an increase of 10.0% (R$ 150 million):

  The cost of electric power purchased for resale in 4Q10 was R$ 1,327 million, representing an increase of 7.3% (R$ 90 million), due principally to the following effects:

(i)	Increase of 6.1% (R$ 84 million) in the cost of energy purchased in the regulated and free contracting environments, mainly due to:
	ü	The increase of 7.6% (R$ 75 million) in the cost of energy purchased in the regulated contracting environment;
	ü	Increase in cost regarding the energy acquisition by Epasa, in 4Q10 (R$ 31 million);
	ü	Increase in cost regarding the energy acquisition by Chapecoense, in 4Q10 (R$ 10 million), due to the delay of the commercial start-up of Foz do Chapecó Hydroelectric Facility, which postponed the beginning of operation of the other machines.
(ii)	Decrease in Pis and Cofins tax credits (R$ 7 million).
  Charges for the use of the transmission and distribution system reached R$ 313 million in 4Q10, a 23.7% increase (R$ 60 million), mainly due to the increase in system service usage charges - ESS (R$ 53 million).

3.3) Operating Costs and Expenses

Operating costs and expenses were R$ 907 million in 4Q10, a 25.1% increase (R$ 182 million) due to the following factors:

  The cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount), reached R$ 345 million in 4Q10, representing an increase of R$ 141 million. This amount is recorded in the line of “expenses with outsourced services”, with its counterpart in the line of “revenue from electricity sales to final consumers”;
  The PMSO item reached R$ 382 million in 4Q10, an increase of 7.2% (R$ 25 million), mainly due to the following factors:
(i)	Personnel expenses, which reported an increase of 11.6% (R$ 16 million) principally due to the following effects:
ü	Collective Bargaining Agreement for 2010 (R$ 7 million);
ü	The business expansion of CPFL Atende (R$ 2 million) and CPFL Total (R$ 1 million);
ü	The decrease in the 4Q09 personnel expenses, due to the accounting adjustments on the controlled companies: RGE, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Jaguari (R$ 2 million).

(ii)	Expenses with material, which registered an increase of 6.5% (R$ 1 million);
(iii)	Out-sourced services expenses, which registered an increase of 41.9% (R$ 43 million) due, among other factors, to the following effects:
ü

Increase at CPFL Paulista (R$ 12 million), due, among other factors, to the following effects: (i) increase in the expenses with maintenance of assets (R$ 2 million); (ii) expenses with networks’ incorporation and physical inventory of assets (R$ 3 million); (iii) increase in the information technology expenses (R$ 1 million); and (iv) increase in telephony expenses;

ü

Increase at CPFL Piratininga (R$ 4 million), principally due to the expenses with the 3 rd cycle of Tariff Review and with the implementation of the Manual of Public Accounting in the Energy Sector (R$ 1 million);

ü	Increase at RGE (R$ 1 million), mainly due to the expenses with maintenance of assets;
ü	Increase at CPFL Geração, due to the commercial start-up, in 2010, of Foz do Chapecó Hydroelectric Facility and of Baldin and Epasa Thermoelectric Facilities (R$ 1 million);
ü

Increase at CPFL Brasil (R$ 7 million), mainly due to: (i) higher expenses with consulting related to business development at CPFL Brasil (R$ 5 million); and (ii) business expansion of CPFL Total (R$ 2 million).

ü	Increase at CPFL Serviços (R$ 7 million) due to business expansion.

The increase in PMSO was partially offset by the decrease of 36.1% (R$ 35 million) in other operating costs/expenses, mainly due to the following factors:

ü	Increase of the 4Q09 non-recurring expense related to the liability complement of free energy, according to Aneel’s Resolution No. 387/2009 (R$ 17 million);
ü	Decrease in legal and judicial expenses and indemnities at CPFL Paulista (R$ 10 million).
  The Depreciation and Amortization items which represented a net increase of 14.9% (R$ 25 million), mainly due to the following effects:
(i)	Increase at CPFL Geração (R$ 12 million), due to the commercial start-up, in 4Q10, of Foz do Chapecó Hydroelectric Facility (R$ 6 million) and to the acceleration of the depreciation rate (limited to the end of the concession) (R$ 4 million);
(ii)	Increases at CPFL Paulista (R$ 8 million) and at CPFL Piratininga (R$ 3 million), due to the beginning of the new billing system amortization.

The increase in the operating costs/expenses was partially offset by the following factor the Private Pension Fund, an item which represented a revenue of R$ 6 million in 4Q09 and of R$ 15 million in 4Q10, resulting in a positive variation of R$ 9 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberation No. 371/00, as shown in the Actuarial Report.

3.4) EBITDA

Based on the above factors 4Q10 EBITDA reached R$ 812 million, registering a 14.3% decrease (R$ 135 million).

In 2010, EBITDA reached R$ 3,350 million, registering a 3.0% decrease (R$ 102 million).

3.5) Financial Result

The 4Q10 net financial expense was R$ 115 million, a 25.3% increase (R$ 23 million) compared with the net financial expense of R$ 92 million reported in 4Q09.

The items explaining these changes are as follows:

Financial Revenues: an increase of 49.9% (R$ 50 million) from R$ 101 million in 4Q09 to R$ 151 million in 4Q10, as a result of the following factors:
ü

Guarantees (R$ 41 million): variance related to the white-off of the guarantee which percentage is higher than the company’s participation in a generation facility. This amount was partially offset by the write-off of the corresponding asset (financial expense of R$ 26 million). The net impact on the financial result was R$ 14 million;

ü	Income from financial investments.
Financial Expenses: an increase of 38.2% (R$ 74 million) from R$ 192 million in 4Q09 to R$ 266 million in 4Q10, due to the following factors:
ü	Public Asset Usage – UBP (R$ 13 million): monetary update of the UBP liability of Foz do Chapecó Hydroelectric facility, after its commercial start-up;
ü	Guarantees (R$ 26 million): variance related to the asset write-off, as mentioned before;
ü	Increase in debt charges and in monetary update, mainly due to the increase in debt and to the increase in the CDI Interbank rate.

3.6) Taxation on the Result

In 4Q10, the income tax and the social contribution totated R$ 155 million, an increase of R$ 8 million, compared to the amount registered in 4Q09. This increase is mainly due to the lower use of tax credits (R$ 18 million in 4Q10 compared to R$ 77 million in 4Q09).

3.7) Net Income

Net income in 4Q10 was R$ 362 million, a decrease of 33.5% (R$ 182 million).

In 2010, net income was R$ 1,560 million, representing a decrease of 7.6% (R$ 129 million).

4) DEBT

4.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) increased by 19.2% to R$ 9,418 million in 3Q10.

The main contributing factors to the variation in the balance of financial debt were:

CPFL Geração and Generation Projects: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 394 million, with the following highlights:
Debentures issuances by CPFL Geração (3rd Issue of R$ 264 million), EPASA (1st Issue of R$ 204 milhões), ENERCAN (R$ 53 million) and BAESA (R$ 9 million), for debt rollover and investments funding;
Funding of working capital by CPFL Geração (R$ 618 million);

Funding of BNDES financing for CPFL Geração (R$ 176 million), Foz do Chapecó (R$ 127 million) and CPFL Bioenergia (R$ 30 million);
Funding of BNB financing for EPASA (R$ 97 milhões);
Amortizations carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Geração (R$ 618 million);
Amortizations of working capital by CPFL Geração (R$ 99 million) and CERAN (R$ 15 million);
Amortizations of the principal of EPASA (R$ 230 million) and BAESA’s debentures (R$ 7 million);
Amortization of IDB’s loan for ENERCAN (R$ 54 million);
Amortization of Furnas’ loan for CPFL Geração (R$ 47 million);
Amortizations of BNDES financing for CPFL Geração, BAESA, CERAN and ENERCAN, totaling R$ 115 million.
CPFL Energia, Group’s Distributors and CPFL Brasil: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 932 million, with the following highlights:
Debentures issuances by CPFL Piratininga (3rd Issue of R$ 260 million and 4th Issue of R$ 280 million), for debt rollover and investments funding;
Funding of rural credit by RGE (R$ 233 million), CPFL Paulista (R$ 197 million), CPFL Piratininga (R$ 18 million), CPFL Santa Cruz (R$ 16 million), CPFL Leste Paulista (R$ 16 million), CPFL Sul Paulista (R$ 10 million), CPFL Mococa (R$ 8 million) and CPFL
Jaguari (R$ 2 million);
Funding of working capital by CPFL Paulista (R$ 103 million);
Funding, net of amortizations, of BNDES financing for Group’s Distributors and CPFL Brasil, totaling R$ 309 million;
Amortizations of the principal of CPFL Piratininga (1st Issue of R$ 200 million and 2nd Issue of R$ 100 million) and CPFL Paulista’s debentures (4th Issue of R$ 65 million);
Amortization carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Paulista (R$ 103 million);
Amortization of working capital by CPFL Piratininga (R$ 50 million).
Interest provision in the period, net of interest paid, in the amount of R$ 166 million.

Financial Debt - 4Q10 (R$ Thousands)

	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	55	-	5,040	8,498	5,095	8,498	13,593
BNDES - Investment	8,494	-	329,994	3,016,363	338,488	3,016,363	3,354,851
BNDES - Others	1,028	-	72,123	146,414	73,151	146,414	219,565
Financial Institutions	29,932	20,345	144,624	1,255,312	174,556	1,275,657	1,450,213
Others	578	-	23,336	34,488	23,914	34,488	58,402
Subtotal	40,087	20,345	575,117	4,461,075	615,204	4,481,420	5,096,624

Foreign Currency
Financial Institutions	432	8,799	3,750	456,778	4,182	465,577	469,759
Subtotal	432	8,799	3,750	456,778	4,182	465,577	469,759

Debentures
CPFL Energia	15,529	-	-	450,000	15,529	450,000	465,529
CPFL Paulista	12,248	-	322,934	426,667	335,182	426,667	761,849
CPFL Piratininga	19,591	-	200,000	536,911	219,591	536,911	756,502
RGE	25,806	-	339,660	253,333	365,466	253,333	618,799
CPFL Leste Paulista	1,400	-	23,965	-	25,365	-	25,365
CPFL Sul Paulista	926	-	15,979	-	16,905	-	16,905
CPFL Jaguari	583	-	9,983	-	10,566	-	10,566
CPFL Brasil	9,545	-	164,728	-	174,273	-	174,273
CPFL Geração	31,448	-	424,266	263,137	455,714	263,137	718,851
EPASA	-	-	-	204,406	-	204,406	204,406
BAESA	651	-	5,734	27,237	6,385	27,237	33,622
ENERCAN	339	-	2,711	50,623	3,050	50,623	53,673
Subtotal	118,066	-	1,509,960	2,212,314	1,628,026	2,212,314	3,840,340

Financial Debt	158,585	29,144	2,088,827	7,130,167	2,247,412	7,159,311	9,406,723

Hedge	-	-	-	-	3,737	7,801	11,538

Financial Debt Including Hedge	-	-	-	-	2,251,149	7,167,112	9,418,261
Percentage on total (%)	-	-	-	-	23.9%	76.1%	100%

With regard to financial debt, it is worth noting that R$ 7,167 million (76.1% of the total) are considered long term, and R$ 2,251 million (23.9% of the total) are considered short term.

4.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 10,023 million in 4Q10, growth of 15.7%. The nominal average cost of debt rose from 9.4% p.a. in 4Q09 to 10.5% p.a. in 4Q10, due to the upturn in the IGP-M (from -1.7% to 11.3%) (accrued rates in the last 12 months).

Debt Profile – 4Q10

As a result of the funding operations and amortizations, there was an increase in the CDI-pegged portion (from 57.4%, in 4Q09, to 59.6%, in 4Q10) and the TJLP-indexed portion (from 32.0%, in 4Q09, to 33.3%, in 4Q10), and a decrease in the portion tied to the IGP-M/IGP-DI (from 9.5%, in 4Q09, to 6.7%, in 4Q10).

The foreign-currency and TJLP debt would have come to 5.6% and 34.9% of the total, respectively, if banking hedge operations had been excluded. However, as we consider contracted swap operations, which convert the indexation of debt in foreign-currency and TJLP to the CDI, the effective foreign-currency and TJLP debt is 0.4% (all of this possesses a natural hedge – revenue with foreign exchange component) and 33.3%, respectively.

4.3) Adjusted Net Debt(1)

R$ Thousands	4Q10	4Q09	Var.
Total Debt	(10,023,442)	(8,661,598)	15.7%
(+) Available Funds	1,562,895	1,487,243	5.1%
(+) Judicial Deposit (2)	483,355	450,319	7.3%
(=) Adjusted Net Debt	(7,977,192)	(6,724,036)	18.6%
Note: (1) Not considering the exclusion of the regulatory assets/(liabilities);
(2) Related to the income tax of CPFL Paulista.

In 4Q10, adjusted net debt totaled R$ 7,977 million, an upturn of 18.6% (R$ 1.253 million).

The adjusted net debt in 4Q09, in BRGAAP, would be of R$ 6,203 million, but reaches R$ 6,724 million due to the impact of the IFRS (i) in debt with the private pension fund (R$ 288 million) and (ii) with the consolidation of 100% of Ceran’s debt (R$ 233 million).

The Company closed 4Q10 with a Net Debt / EBITDA ratio of 2.38x. Excluding the balance of the debt of Foz do Chapecó Energia (Foz do Chapecó Hydroelectric Facility), CPFL Bioenergia (Baldin Thermoelectric Facility) and EPASA (Termonordeste and Termoparaíba Thermoelectric Facilities), which recently started operations and, therefore, did not generate 12 months EBITDA to the group, the Net Debt / EBITDA would have been 1.96x.

4.4) New Funding

In February 2011, the contracting of loans to the controlled companies CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari and CPFL Leste Paulista were approved, with the provision of security by CPFL Energia.

The credit loans were contracted through Banco do Brasil, in the total amount of up to R$ 287 million, with 3-year term. The amounts by distributor are as follows: (i) CPFL Paulista: up to R$ 158 million; (ii) RGE: up to R$ 65 million; (iii) CPFL Piratininga: up to R$ 20 million; (iv) CPFL Leste Paulista: up to R$ 18 million; (v) CPFL Sul Paulista: up to R$ 9,8 million; (vi) CPFL Santa Cruz: up to R$ 7,5 million; (vii) CPFL Jaguari: up to R$ 5,9 million; and (viii) CPFL Mococa: up to R$ 3 million.

5) INVESTMENTS

In 4Q10, R$ 524 million were invested in business maintenance and expansion, of which R$ 327 million in distribution, R$ 187 million in generation and R$ 10 million in commercialization and value added services (SVA).

In 2010, CPFL Energia’s investments totaled R$ 1,801 million in 2010, an increase of 34.6% (R$ 463 million) in relation to 2009.

Listed below are some of the main investments made by CPFL Energia in each segment:

(i)

Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

(ii)

Generation: chiefly focused on the Foz do Chapecó Hydroelectric Facility, Baldin Thermoelectric Facility and EPASA (Termonordeste and Termoparaíba Thermoelectric Facilities), enterprises that have already entered into commercial operation, and Bio Formosa, Bio Buriti, Bio Ipê and Bio Pedra Thermoelectric Facilities, and Santa Clara Wind Farm, ongoing construction projects.

6) CASH FLOW

Consolidated Cash Flow (R$ Thousands)

2010
Beginning Balance	1,487,243

Net Income Including Social Contribution and Income Tax	2,385,372

Depreciation and Amortization	691,793
Interest on Debts and Monetary and Foreign Exchange Restatements	613,946
Income Tax and Social Contribution Paid	(705,366)
Interest on Debts Paid	(573,170)
Others	(383,362)
(356,159)

Total Operating Activities	2,029,213

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(1,800,540)
Others	(1,347)
Total Investment Activities	(1,801,887)

Financing Activities
Loans and Debentures	2,571,002
Principal Amortization of Loans and Debentures	(1,280,290)
Dividends Paid	(1,440,094)
Others	(2,292)
Total Financing Activities	(151,674)

Cash Flow Generation	75,652

Ending Balance - 12/31/2010	1,562,895

The cash flow balance closed 2010 at R$ 1,563 million, 5.1% (R$ 76 million) up on the opening figure. We highlight the following factors that contributed to this variation in the cash balance:

Cash increase:
(i)	Cash from operating activities in the amount of R$ 2,029 million;
(ii)	Funds of loans and debentures, which exceeded amortizations by R$ 1,291 million.
Cash decrease:
(i)	Investments (sum of “Acquisition of Property, Plant and Equipment” and “Intangibles” accounts), in the amount of R$ 1,801 million (detailed in item 5, “Investments”);
(ii)	Dividend payments related to 2H09 and 1H10, in the amount of R$ 1,440 million.

7) DIVIDENDS

Thousands of R$
Net Income	1,560,037
Non-controlling shareholders' interest	(21,756)
Net Income - Parent Company	1,538,281
Prescribed dividend	6,406
Constitution of Legal Reserve	(76,914)
Realization of comprehensive income	26,974
Net loss on first time adoption of IFRS	(234,278)
Net Income Base for Allocation	1,260,469

The Board of Directors propose the payment of R$ 1,260 million in dividends to holders of common shares traded on the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBOVESPA). This proposed amount corresponds to R$ 2.619770369 per share.

Excluding R$ 774 million, related to the 1H10 (paid in September 2010), the balance due is R$ 486 million, equivalent to R$ 1.010190770 per share.

CPFL Energia's Dividend Yield
	2H08	1H09	2H09	1H10	2H10
Dividend Yield - last 12 months (1)	7.3%	7.6%	7.9%	8.6%	6.9%
Note: (1) Based on the average of the closing quotations in each half year period.

The 2H10 dividend yield, calculated on the average of the closing quotations in the period (R$ 40.36 per share) is 2.5% (6.9% in the last 12 months).

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE).

8) STOCK MARKET

8.1) Share Performance

CPFL Energia, which has a current free float of 30.7%, is listed on both the BM&FBOVESPA and the NYSE.

The shares closed the period priced at R$ 41.20 per share and US$ 76.81 per ADR, respectively (closing price in 12/31/2010 - adjusted per dividends).

In 4Q10, the shares appreciated 6.5% on the BM&FBOVESPA and 9.1% on the NYSE, outperforming major market indexes.

In 2010, the shares appreciated 25.7% on the BM&FBOVESPA and 33.7% on the NYSE, also outperforming major market indexes.

8.2) Average Daily Volume

The daily trading volume in 2010 averaged R$ 33.3 million, of which R$ 17.4 million on the BM&FBOVESPA and R$ 15.9 million on the NYSE, 22.1% up on 2009. The number of trades on the BM&FBOVESPA increased by 3.0%, rising from a daily average of 1,366, in 2009, to 1,406, in 2010.

8.3) Ratings

On September 8, 2010, Fitch Ratings raised the long-term national rating of CPFL Energia and its subsidiary CPFL Paulista, from “AA(bra)” to “AA+(bra)”. The agency also changed the outlook, from “positive” to “stable”.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2010	2009	2008	2007	2006	2005
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA-	brA+	brA
	Outlook	Stable	Stable	Stable	Stable	Positive	Positive
Fitch Ratings	Rating	AA+ (bra)	AA (bra)	AA (bra)	AA (bra)	A+ (bra)	A- (bra)
	Outlook	Stable	Positive	Positive	Stable	Stable	Stable
Note: Close-of-period positions.

9) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL group.

CPFL Energia is listed on the Novo Mercado of the BM&FBOVESPA and its Level III ADRs are traded on the NYSE, being submitted to arbitration at the BM&FBOVESPA’s Market Arbitration Chamber. The company's capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders in the case of disposal of control.

The Company’s Board of Directors has as its objetive to define the overall business guidelines and elect the Board of Executive Officers, among other responsibilities determined by the law and the Bylaws. Its working rules are defined in the Internal Rules. The Board is composed of one independent member and six members designated by the controlling shareholders, with a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary, electing, among its members, the Chairman and the Vice-Chairman. No member may serve on the Company’s Board of Executive Officers.

The Board of Directors constituted three committees and defined its competence in a sole Internal Rules: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC). The Fiscal Council’s working rules are defined in the Internal Rules and in the Fiscal Council Guide.

The Board of Executive Officers comprises seven officers, with a two-year term of office, being admitted the reelection. It represents the Company and manages its business in accordance with the policy defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory officers.

9.1) Certification

On February 28, 2011, Bureau Veritas Certification certified that the Company’s Quality Management System was evaluated and found to comply with the requirements of ISO 9001:2008 Standard, in the scope Risk Management and Evaluation of Internal Controls on Financial Statements.

10) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

10.1) Stock Reverse Split/Split and ADRs Ratio Change

CPFL Energia’s Board of Directors, in the meeting held on February 23, 2011, (i) resolved to submit for voting at the Extraordinary General Shareholders’ Meeting (to be held in April 28, 2011) to reverse split the common shares at the ratio of 10 (ten) to 1 (one), with the simultaneous split of each share submitted to forward split at the ratio of 1 (one) to 20 (twenty), and (ii) approved the ADR ratio change, from 1 (one) ADR equivalent to 3 (three) common shares to 1 (one) ADR equivalent 2 (two) common shares.

  Benefits: (i) probable increase in the liquidity of the common shares and ADRs, (ii) greater access of the individual investor to the negotiations (lower stock quotation), (iii) increase of the active shareholders base, and (iv) optimization of the management of the shareholder base.
  Estimated Timeline:

July 2011 – Commencement of trading (in the new quotation) of the common shares submitted to reverse split and split, and of the ADRs with the ratio changed; August 2011 – Payment of common shares fractions.

11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)
	Prior Model (BRGAAP)						Current Model (IFRS)
	4Q10	4Q09	Var.	2010	2009	Var.	2010	2009	Var.
Gross Operating Revenues	3,784,089	3,757,039	0.7%	14,906,057	14,002,403	6.5%	15,863,617	14,703,605	7.9%
Net Operating Revenues	2,380,240	2,454,849	-3.0%	9,500,865	9,062,347	4.8%	10,475,200	9,769,203	7.2%
Cost of Electric Power	(1,505,207)	(1,663,288)	-9.5%	(6,109,424)	(6,274,568)	-2.6%	(6,017,232)	(5,753,005)	4.6%
Operating Costs & Expenses	(375,397)	(377,956)	-0.7%	(1,412,597)	(1,374,683)	2.8%	(2,464,652)	(2,011,302)	22.5%
EBIT	499,637	413,605	20.8%	1,978,844	1,413,096	40.0%	1,993,316	2,004,896	-0.6%
EBITDA	570,811	496,018	15.1%	2,232,240	1,741,898	28.1%	2,265,264	2,343,316	-3.3%
Financial Income (Expense)	(113,959)	(100,749)	13.1%	(256,760)	(260,170)	-1.3%	(79,118)	(98,939)	-20.0%
Income Before Taxes	385,678	312,856	23.3%	1,722,084	1,152,926	49.4%	1,914,198	1,905,957	0.4%
NET INCOME	317,307	272,477	16.5%	1,265,469	889,731	42.2%	1,307,912	1,300,416	0.6%

Note: The distributors’ financial performance tables are attached to this report in item 12.7.

Operating Revenue

In 2010 (current model – IFRS) gross operating revenue reached R$ 15,864 million, representing an increase of 7.9% (R$ 1,160 million) and the net operating revenue reached R$ 10,475 million in 2010, an increase of 7.2% (R$ 706 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), the net operating revenue would have amounted to 9,432 million, an increase of 3.0% (R$ 278 million).

The upturn in operating revenue was mainly caused by the increase of 3.8% on the sales to the captive market and by the 41.7% increase in TUSD revenue from free customers, partially offset by the positive impact in 2009 revenue, caused by the higher financial components in 2009 tariffs, due to: (i) the pass-through of 2008 cost increases (the activation of thermal generating plants and the increase of foreign exchange rate); and (ii) the charge of the extraordinary tariff readjustment (ended in 2009) used to offset losses incurred during the 2001 energy rationing.

Cost of Electric Power

In 2010 (current model - IFRS), the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 6,017 million, representing an increase of 4.6% (R$ 264 million). This increase was substantially covered in the revenue, with no relevant impact on the EBITDA.

Operating Costs and Expenses

In 2010 (current model - IFRS), operating costs and expenses were R$ 2,465 million, a 22.5% increase (R$ 453 million), due to the following factors:

  The cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount), reached R$ 1,044 million, an increase of R$ 428 million. This amount is recorded in the line of “expenses with outsourced services”, with its counterpart in the line of “revenue from electricity sales to final consumers”;
  The PMSO item reached R$ 1,148 million, registering an increase of 8.8% (R$ 93 million), mainly due to the following factors:

(i)	Personnel expenses, which reported an increase of 6.9% (R$ 33 million);
(ii)	Expenses with material, which registered an increase of 8.3% (R$ 5 million);
(iii)	Out-sourced services expenses, which registered an increase of 19.3% (R$ 62 million);

The increase in PMSO was partially offset by the reduction of 3.3% (R$ 7 million) in the other operating costs/expenses, due to, among other factors, the increase of the 4Q09 non-recurring expense related to the liability complement of free energy, according to Aneel’s Resolution No. 387/2009 (R$ 17 million).

  The Depreciation and Amortization items which represented a net increase of 2,4% (R$ 8 million).

The increase in the operating costs/expenses was partially offset by the following factor:

  The Private Pension Fund, an item which represented a revenue of R$ 3 million in 2009 and in 2010 a revenue of R$ 79 million, resulting in a positive variation of R$ 76 million. This variation is due to the expected estimated impacts on the actuarial assets and liabilities, according to CVM Deliberation No. 371/00, as shown in the Actuarial Report.

EBITDA

In 2010 (current model - IFRS), EBITDA reached R$ 2,265 million, registering a 3.3% decrease (R$ 78 million), mainly due to the impact of higher financial components in 2009 revenue, without the respective register in the cost of electric energy and the charges, due to the adoption of IFRS.

Financial Result

In 2010 (current model - IFRS), the net financial expense was R$ 79 million, a 20.0% decrease (R$ 20 million) compared with the net financial expense of R$ 99 million reported in 2009.

The items explaining these changes are as follows:

  Financial Expenses: an increase of 9.2% (R$ 33 million) from R$ 362 million in 2009 to R$ 395 million in 2010;
  Financial Revenues: an increase of 20.2% (R$ 53 million) from R$ 263 million in 2009 to R$ 316 million in 2010.

Net Income

In 2010 (current model - IFRS), net income was R$ 1,308 million, representing an increase of 0.6% (R$ 7 million).

11.1.2) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

11.1.2.1) CPFL Piratininga

Aneel Ratifying Resolution 1,075 of October 19 2010 readjusted electric energy tariffs of CPFL Piratininga by 10.11%, made up of 8.59% with respect to the Tariff Readjustment and 1.52% with respect to external financial components to the Annual Tariff Readjustment, corresponding to an average effect of +5.66% on consumer billings. The new tariffs come into effect on October 23 2010.

11.1.2.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3 2011, Aneel published in the Federal Official Gazette, the Annual Tariff Readjustment Indices for 2011 for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, effective from the same date, as shown in the table at the end of item “11.1.2.5”.

11.1.2.3) CPFL Paulista

Aneel Ratifying Resolution 961 of April 6 2010 readjusted the electricity energy tariffs at CPFL Paulista by 2.70%, 1.55% relative to the Tariff Readjustment and 1.15% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an annual impact of -5.69% on the billings of captive consumers. The new tariffs come into effect on April 8 2010 and will remain in force until April 7 2011.

11.1.2.4) RGE

Aneel Ratifying Resolution 1,009 of June 15 2010 readjusted the electricity energy tariffs at RGE by 12.37%, 1.72% relative to the Tariff Readjustment and 10.65% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.96% on the billings of captive consumers. The new tariffs come into effect on June 19 2010 and will remain in force until June 18 2011.

Aneel Ratifying Resolution 957 of March 30 2010 amended RGE’s contractual readjustment and tariff review date, extending to June 18 2010 the electric energy tariffs for the concessionaire as set forth in Ratifying Resolution 810 of April 14 2009. (On April 14 2009, in accordance with Ratifying Resolution 810, Aneel readjusted RGE’s electric energy tariffs by 18.95%, 10.44% relative to the Tariff Readjustment and by 8.50% with respect to the financial components external to the Annual Tariff Readjustment).

11.1.2.5) Table with Adjustments

The adjustments are presented per distributor in the following table:

Annual Tariff Adjustment	CPFL	RGE	CPFL	CPFL Santa	CPFL Leste	CPFL	CPFL Sul	CPFL
Index (IRT)	Paulista		Piratininga	Cruz	Paulista	Jaguari	Paulista	Mococa
Term >>>>>>	04/08/2010	06/19/2010	10/23/2010	02/03/2011	02/03/2011	02/03/2011	02/03/2011	02/03/2011
Economic IRT	1.55%	1.72%	8.59%	8.01%	6.42%	5.22%	6.57%	6.84%
Financial Components	1.15%	10.65%	1.52%	15.61%	1.34%	0.25%	1.45%	2.66%
Total IRT	2.70%	12.37%	10.11%	23.61%	7.76%	5.47%	8.02%	9.50%

11.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (R$ Thousands)
	Prior Model (BRGAAP)						Current Model (IFRS)
	4Q10	4Q09	Var.	2010	2009	Var.	2010	2009	Var.
Gross Operating Revenues	543,117	522,053	4.0%	1,992,501	2,026,264	-1.7%	1,991,120	2,026,264	-1.7%
Net Operating Revenues	484,463	469,931	3.1%	1,779,120	1,784,241	-0.3%	1,777,739	1,784,241	-0.4%
EBITDA	65,346	71,520	-8.6%	309,001	297,603	3.8%	307,621	297,605	3.4%
NET INCOME	42,272	53,731	-21.3%	205,056	209,736	-2.2%	206,262	210,772	-2.1%

Operating Revenue

In 2010 (current model – IFRS), gross operating revenue reached R$ 1.991 million, representing a decrease of 1.7% (R$ 35 million), while net operating revenue moved down by 0.4% (R$ 7 million) to R$ 1.295 million.

EBITDA

In 2010 (current model – IFRS), EBITDA totaled R$ 308 million, an increase of 3.4% (R$ 10 million).

Net Income

In 2010 (current model – IFRS), net income amounted to R$ 206 million, down by 2.1% (R$ 5 million).

11.3) Generation Segment

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Generation (R$ Thousands)
	Prior Model (BRGAAP)						Current Model (IFRS)
	4Q10	4Q09	Var.	2010	2009	Var.	2010	2009	Var.
Gross Operating Revenues	320,088	251,837	27.1%	1,115,116	981,128	13.7%	1,193,387	1,060,477	12.5%
Net Operating Revenues	291,962	234,951	24.3%	1,031,924	916,149	12.6%	1,121,266	1,001,389	12.0%
Cost of Electric Power	(59,142)	(11,421)	417.8%	(176,411)	(48,126)	266.6%	(180,857)	(53,176)	240.1%
Operating Costs & Expenses	(67,440)	(56,027)	20.4%	(224,851)	(203,371)	10.6%	(319,143)	(293,996)	8.6%
EBIT	165,380	167,503	-1.3%	630,662	664,652	-5.1%	621,266	654,217	-5.0%
EBITDA	193,991	187,731	3.3%	723,831	748,543	-3.3%	808,769	829,634	-2.5%
Financial Income (Expense)	(100,855)	(80,925)	24.6%	(291,882)	(239,406)	21.9%	(270,496)	(192,107)	40.8%
Income Before Taxes	64,526	86,578	-25.5%	338,780	425,246	-20.3%	350,770	462,110	-24.1%
NET INCOME	89,306	91,085	-2.0%	291,642	347,678	-16.1%	261,752	335,762	-22.0%

Operating Revenue

In 2010 (current model – IFRS), gross operating revenue reached R$ 1.193 million, representing an increase of 12.5% (R$ 133 million), while net operating revenue moved up by 12.0% (R$ 120 million) to R$ 1.121 million, chiefly due to the following factors:

  Additional revenue from EPASA (R$ 69 million);
  Additional revenue from Chapecoense (R$ 44 million), due to the start of the contract of Foz do Chapecó Hydroelectric Facility;
  Additional revenue from CPFL Bioenergia (beginning of operations in August 2010).

Cost of Electric Power

In 2010 (current model – IFRS), the cost of electric power increased 240.1% (R$ 128 million) to R$ 181 million, chiefly due to the following factors:

  Expenses increment with the acquisition of energy by EPASA since March 2010, to honor assumed commitments, while the start-up of Termonordeste and Termoparaíba Thermoelectric Facilities did not occur;
  Expenses increment with the acquisition of energy by Chapecoense in 2H10, due to the start of the contract of Foz do Chapecó Hydroelectric Facility.

Operating Costs and Expenses

In 2010 (current model – IFRS), operating costs and expenses moved up by 8.6% (R$ 25 million) to R$ 319 million, chiefly due to the following factors:

The PMSO item, which reached R$ 131 million, an increase of 11.4% (R$ 13 million) , chiefly
due	to the following factors:
ü	The Personnel Expenses item, which reached R$ 35 million, an increase of 10.5% (R$ 3 million), mainly due to the 2010 collective bargaining agreement;
ü	The Material Expenses item, which reached R$ 4 million, an increase of 44.8% (R$ 1 million);
ü	The Other Operating Costs/Expenses item, which reached R$ 62 million, an increase of 32.2% (R$ 15 million), mainly due to costs reduction with royalties carried out by CERAN, ENERCAN and BAESA in relation to the decrease of energy generated in the period (R$ 1 million);

Partially offsetting:
ü	The Outsourced Services Expenses item, which reached R$ 30 million, a decrease of 17.5% (R$ 6 million).
The Depreciation and Amortization item, which reached R$ 171 million, an increase of 8.0% (R$ 13 million).

EBITDA

In 2010 (current model – IFRS), EBITDA was R$ 809 million, a decrease of 2.5% (R$ 21 million).

Financial Result

In 2010 (current model – IFRS), net financial expense was R$ 270 million, up by 40.8% (R$ 78 million). The items explaining these changes are as follows:

  Financial Revenues: an increase of 74.0% (R$ 23 million) from R$ 31 million in 2009 to R$ 54 million in 2010, chiefly due to the upturn in Revenue from Financial Investments, as a result of the increase in the amount of financial investments;
  Financial Expenses: an increase of 45.4% (R$ 101 million) from R$ 223 million in 2009 to R$ 324 million in 2010, chiefly due to the increase in the Debt Charges, as a result of the increase in the indebtedness.

Net Income

In 2010 (current model – IFRS), net income was R$ 262 million, a decrease of 22.0% (R$ 74 million).

11.3.2) Status of Generation Projects

Foz do Chapecó Hydroelectric Facility (Foz do Chapecó Energia) – In operation

The first, second and third turbines of the Foz do Chapecó Hydroelectric Facility began commercial operations on October 14, November 23 and December 30, 2010, respectively, reaching 100% of the facility’s assured power (432 average-MW). The forth and last turbine began commercial operations on March 12, 2011. CPFL Geração has a 51% share in the project, equivalent to an installed capacity and assured power of 436.1 MW and 220.3 average-MW, respectively. R$ 1.3 billion were invested in the project.

Termonordeste and Termoparaíba Thermoelectric Facilities (EPASA) – In operation

Termonordeste and Termoparaíba Thermoelectric Facilities, located at the Paraíba State, began commercial operations on December 24, 2010 and January 13, 2011, respectively. CPFL Geração has a 51% share in the project, equivalent to an installed capacity of 174.2 MW. R$ 310 million were invested in the project. Additional information: (i) average dispatch of 4% p.a. in order of merit and (ii) 15-year PPA – A-3 auction of July 2007.

Bio Buriti Thermoelectric Facility (CPFL Bio Buriti)

Bio Buriti Thermoelectric Facility, located at Buritizal (São Paulo State), is under construction (57% of works completed – February 2011). Commercial start-up is scheduled for 2Q11. The estimated investment in the project is of R$ 135 million. The installed capacity is of 50 MW, with 21.2 MW of energy exported to CPFL Brasil, during the harvest season.

Bio Ipê Thermoelectric Facility (CPFL Bio Ipê)

Bio Ipê Thermoelectric Facility, located at Nova Independência (São Paulo State), is under construction (40% of works completed – February 2011). Commercial start-up is scheduled for 2Q11. The estimated investment in the project is of R$ 26 million. The installed capacity is of 25 MW, with 8.4 MW of energy exported to CPFL Brasil, during the harvest season.

Bio Formosa Thermoelectric Facility (CPFL Bio Formosa)

Bio Formosa Thermoelectric Facility, located at Paraíba State, is under construction (85% of works completed – February 2011). Commercial start-up is scheduled for 3Q11. The estimated investment in the project is of R$ 127 million. The installed capacity is of 40 MW and the assured power is of 16 average-MW. Approximately 70% of the energy was sold in the A-5 Auction occurred in 2006 (price: R$ 179.10/MWh) and the remaining energy will be sold to the free market.

Bio Pedra Thermoelectric Facility (CPFL Bio Pedra)

Bio Ipê Thermoelectric Facility, located at Serrana (São Paulo State), is under construction (12% of works completed – February 2011). Commercial start-up is scheduled for 2Q12. The estimated investment in the project is of R$ 205 million. The installed capacity is of 70 MW and the assured power is of 24 average-MW. The energy was sold in the 3rd Reserve Energy Auction occurred in August 2010 (price: R$ 145.48/MWh).

Santa Clara I, II, III, IV, V and VI and Eurus VI Wind Farms

Santa Clara I, II, III, IV, V and VI and Eurus VI Wind Farms, located at Rio Grande do Norte State, are under construction (16% of works completed – December 2010). Start-up is scheduled for July 2012. The total investment in the project is of R$ 801 million. CPFL Geração has a 100% share in the project, equivalent to an installed capacity and assured power of 188 MW and 76 average-MW, respectively. The energy was sold in the Reserve Auction occurred in December 2009 (price: R$ 150.00/MWh).

Campo dos Ventos II Wind Farm

The start-up of Campos dos Ventos II Wind Farm, located at Rio Grande do Norte State, is scheduled for 3Q13. The total investment in the project is of R$ 127 million. CPFL Geração has a 100% share in the project, equivalent to an installed capacity and assured power of 30 MW and 14 average-MW, respectively. The energy was sold in the Reserve Auction occurred in August 2010 (price: R$ 126.19/MWh).

Campo dos Ventos I, III, IV and V and Eurus V Wind Farms – Announcement of building to the commercialization in the free market

The start-up of Campo dos Ventos I, III, IV and V and Eurus V Wind Farms, located at Rio Grande do Norte State, is scheduled for 3Q13. The beginning of construction is scheduled for 3Q11, after ANEEL’s authorization. The total investment in the project is of R$ 600 million. CPFL Geração has a 100% share in the project, equivalent to an installed capacity of 150 MW. The energy will be sold to the free market. Additional information: construction approval considering the Excerpt from the Minutes of the Board of Directors’ Meeting held on February 23, 2011.

11.3.3) Installed Capacity and Assured Power Evolution

With the acquisition of the Diamante Small Hydroelectric Power Plant (4 MW) and the start-up of the Baldin Thermoelectric Facility (45 MW), Foz do Chapecó Hydroelectric Facility (436 MW) and Termonordeste Thermoelectric Facilities (87 MW), the installed capacity grew 572 MW (33.0%), from 1,737 MW in 2009 to 2,309 MW in 2010. The assured power, in turn, grew 293 average-MW, from 864 average-MW in 2009 to 1,157 average-MW in 2010.

12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia (R$ thousands)

	Consolidated
ASSETS	12/31/2010	12/31/2009

CURRENT ASSETS
Cash and Cash Equivalent	1,562,895	1,487,243
Consumers, Concessionaries and Licensees	1,816,091	1,752,858
Financial Investments	42,533	39,253
Recoverable Taxes	193,025	192,278
Derivative Contracts	244	795
Materials and Supplies	25,234	17,360
	4,754	2,949
Other Credits	253,412	156,560
TOTAL CURRENT ASSETS	3,898,188	3,649,296

NON-CURRENT ASSETS
Consumers, Concessionaries and Licensees	195,739	224,887
Judicial Deposits	890,684	794,177
Financial Investments	72,822	79,835
Recoverable Taxes	138,969	113,235
Derivative Contracts	82	7,881
Deferred Taxes	1,183,458	1,286,805
	26,314	21,243
	934,646	674,029
Employee Pension Plans	5,800	9,725
	116,654	116,477
Other Credits	222,106	237,029
Property, Plant and Equipment	5,786,466	5,213,039
Intangible	6,584,877	6,063,101
TOTAL NON-CURRENT ASSETS	16,158,617	14,841,463

TOTAL ASSETS	20,056,805	18,490,759

12.2) Statement of Liabilities – CPFL Energia (R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2010	12/31/2009

LIABILITIES

CURRENT LIABILITIES
Suppliers	1,047,392	1,021,452
Accrued Interest on Debts	40,519	27,662
Accrued Interest on Debentures	118,066	101,284
Loans and Financing	578,867	728,914
Debentures	1,509,960	499,025
Employee Pension Plans	40,103	44,484
Regulatory Charges	123,542	63,750
Taxes, Fees and Contributions	455,243	498,610
Dividends and Interest on Equity	23,815	25,284
Accrued Liabilities	58,688	50,898
Derivative Contracts	3,981	7,012
	17,287	15,697
Other Accounts Payable	410,861	338,861
TOTAL CURRENT LIABILITIES	4,428,324	3,422,933

NON-CURRENT LIABILITIES
Suppliers	-	42,655
Accrued Interest on Debts	29,144	62,427
Loans and Financing	4,917,853	3,729,042
Debentures	2,212,314	2,751,169
Employee Pension Plans	570,878	723,286
Taxes, Fees and Contributions	959	1,639
Deferred Taxes	277,767	282,010
Reserve for Contingencies	291,266	300,644
Derivative Contracts	7,883	5,694
	429,631	405,837
Other Accounts Payable	141,130	226,644
TOTAL NON-CURRENT LIABILITIES	8,878,825	8,531,047

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,741,175
Capital Reserve	16	16
Profit Reserve	418,665	341,751
	486,040	655,017
	795,563	765,667
Retained Earning (Loss)	-	(234,278)
	6,493,708	6,269,348
	255,948	267,431
TOTAL SHAREHOLDERS' EQUITY	6,749,656	6,536,779

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	20,056,805	18,490,759

12.3) Income Statement – CPFL Energia (4Q10 x 4Q09) (R$ thousands)

Consolidated
	4T10				4T09				4T10 x 4T09
	Prior Model (BRGAAP)	Consolidation	Adjustments	Current Model (IFRS)	Prior Model (BRGAAP)	Consolidation	Adjustments	Current Model (IFRS)	Prior Model (BRGAAP)	Current Model (IFRS)
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,520,088	-	(11,667)	3,508,421	3,622,548	-	(34,250)	3,588,298	-2.83%	-2.23%
Electricity Sales to Distributors	330,466	19,769	(1)	350,234	297,196	20,086	-	317,282	11.19%	10.39%
Other Operating Revenues(1)	379,432	-	353,462	732,894	259,197	-	209,488	468,685	46.39%	56.37%
	4,229,986	19,769	341,794	4,591,549	4,178,941	20,086	175,238	4,374,265	1.22%	4.97%
DEDUCTIONS FROM OPERATING REVENUES	(1,451,536)	(1,661)	40,216	(1,412,981)	(1,339,306)	(1,574)	(35,263)	(1,376,143)	8.38%	2.68%
NET OPERATING REVENUES	2,778,450	18,108	382,010	3,178,568	2,839,635	18,512	139,975	2,998,122	-2.15%	6.02%
COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,266,902)	(568)	(59,488)	(1,326,958)	(1,426,137)	-	188,918	(1,237,219)	-11.17%	7.25%

Electricity Network Usage Charges	(304,334)	(921)	(7,717)	(312,972)	(309,054)	(990)	57,038	(253,006)	-1.53%	23.70%
	(1,571,236)	(1,489)	(67,205)	(1,639,930)	(1,735,191)	(990)	245,956	(1,490,225)	-9.45%	10.05%
OPERATING COSTS AND EXPENSES
Personnel	(152,536)	(371)	712	(152,195)	(134,760)	(322)	(1,255)	(136,337)	13.19%	11.63%
Material	(22,590)	(91)	(162)	(22,843)	(20,858)	(112)	(475)	(21,445)	8.30%	6.52%
Outsourced Services	(145,407)	(499)	(344,648)	(490,554)	(101,322)	(566)	(205,287)	(307,175)	43.51%	59.70%
Other Operating Costs/Expenses	(70,414)	(1,097)	10,100	(61,413)	(94,879)	(1,679)	487	(96,071)	-25.79%	-36.08%
Employee Pension Plans	21,796	-	(6,572)	15,224	(920)	-	6,691	5,771	(24.69)	1.64
Depreciation and Amortization	(115,977)	(2,833)	(30,381)	(149,191)	(97,664)	(2,995)	(22,646)	(123,305)	18.75%	20.99%
Amortization of Concession's Intangible	(46,123)	-	(10)	(46,133)	(46,727)	-	-	(46,727)	-1.29%	-1.27%
	(531,251)	(4,891)	(370,961)	(907,105)	(497,130)	(5,674)	(222,485)	(725,289)	6.86%	25.07%

EBITDA	813,800	14,561	(16,726)	811,633	746,308	14,843	185,718	946,869	9.04%	-14.28%
EBIT	675,963	11,728	(56,156)	631,533	607,314	11,848	163,446	782,608	11.30%	-19.30%
FINANCIAL INCOME (EXPENSE)
Financial Income	107,089	447	43,464	151,000	101,260	551	(1,253)	100,558	5.76%	50.16%
Financial Expenses	(231,535)	(5,415)	(28,762)	(265,712)	(188,134)	(5,812)	1,839	(192,107)	23.07%	38.31%
Interest on Equity	-	-	-	-	(455)	-	455	-	-	-
	(124,446)	(4,968)	14,702	(114,712)	(87,329)	(5,261)	1,041	(91,549)	42.50%	25.30%

EQUITY ACCOUNTING	2	-	(2)	-	-	-	-	-		-
INCOME BEFORE TAXES ON INCOME	551,519	6,760	(41,456)	516,821	519,985	6,587	164,487	691,059	6.06%	-25.21%
Social Contribution	(46,134)	(511)	3,727	(42,918)	(22,815)	(605)	(14,763)	(38,183)	102.21%	12.40%
Income Tax	(121,205)	(1,406)	10,332	(112,279)	(66,183)	(1,695)	(41,007)	(108,885)	83.14%	3.12%
INCOME BEFORE EXTRAORDINARY ITEM
AND NON-CONTROLLING SHAREHOLDERS'	384,180	4,843	(27,398)	361,623	430,987	4,287	108,717	543,990	-10.86%	-33.52%
INTEREST
Non-Controlling Shareholders' Interest	(2,467)	-	2,467	-	(6,317)	-	6,317	-	-	-
Reversal of Interest on Equity	-	-	-	-	455	-	(455)	-	-	-
NET INCOME	381,713	4,843	(24,931)	361,623	425,125	4,287	114,579	543,990	-10.21%	-33.52%

Note: (1) TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

12.4) Income Statement – CPFL Energia (2010 x 2009) (R$ thousands)

Consolidated
	2010				2009				2010 x 2009
	Prior Model (BRGAAP)	Consolidation	Adjustments	Current Model (IFRS)	Prior Model (BRGAAP)	Consolidation	Adjustments	Current Model (IFRS)	Prior Model (BRGAAP)	Current Model (IFRS)
OPERATING REVENUES
Electricity Sales to Final Customers(1)	14,037,443	-	(107,255)	13,930,188	13,459,695	-	80,580	13,540,275	4.29%	2.88%
Electricity Sales to Distributors	1,118,875	77,247	(1)	1,196,121	1,199,081	78,132	4,312	1,281,525	-6.69%	-6.66%
Other Operating Revenues(1)	1,366,080	1,198	1,063,261	2,430,539	1,034,372	1,217	616,310	1,651,899	32.07%	47.14%
	16,522,398	78,445	956,005	17,556,848	15,693,148	79,349	701,202	16,473,699	5.28%	6.58%

DEDUCTIONS FROM OPERATING REVENUES	(5,560,796)	(6,515)	34,192	(5,533,119)	(5,127,166)	(5,985)	17,458	(5,115,693)	8.46%	8.16%
NET OPERATING REVENUES	10,961,602	71,930	990,197	12,023,729	10,565,982	73,364	718,660	11,358,006	3.74%	5.86%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(5,097,757)	(646)	48,328	(5,050,075)	(5,359,571)	(1,267)	381,170	(4,979,668)	-4.88%	1.41%

Electricity Network Usage Charges	(1,212,478)	(3,801)	43,864	(1,172,415)	(1,171,451)	(3,782)	140,392	(1,034,841)	3.50%	13.29%
	(6,310,235)	(4,447)	92,192	(6,222,490)	(6,531,022)	(5,049)	521,562	(6,014,509)	-3.38%	3.46%
OPERATING COSTS AND EXPENSES
Personnel	(592,643)	(1,868)	894	(593,617)	(535,648)	(2,141)	(15,323)	(553,112)	10.64%	7.32%
Material	(80,213)	(250)	(160)	(80,623)	(69,778)	(304)	(2,276)	(72,358)	14.95%	11.42%
Outsourced Services	(463,325)	(2,482)	(1,045,275)	(1,511,082)	(375,203)	(2,998)	(626,275)	(1,004,476)	23.49%	50.43%
Other Operating Costs/Expenses	(273,478)	(3,202)	11,242	(265,438)	(274,290)	(3,540)	16,969	(260,861)	-0.30%	1.75%
Employee Pension Plans	87,192	-	(6,563)	80,629	(3,678)	-	6,744	3,066	(24.71)	25.30
Depreciation and Amortization	(410,582)	(11,012)	(87,584)	(509,178)	(388,144)	(11,194)	(86,836)	(486,174)	5.78%	4.73%
Amortization of Concession's Intangible	(182,605)	-	(10)	(182,615)	(186,900)	-	1	(186,899)	-2.30%	-2.29%
	(1,915,654)	(18,815)	(1,127,455)	(3,061,924)	(1,833,641)	(20,177)	(706,996)	(2,560,814)	4.47%	19.57%

EBITDA	3,232,371	59,680	58,428	3,350,479	2,765,429	59,332	627,929	3,452,690	16.88%	-2.96%

EBIT	2,735,713	48,668	(45,066)	2,739,315	2,201,319	48,138	533,226	2,782,683	24.28%	-1.56%

FINANCIAL INCOME (EXPENSE)
Financial Income	437,291	1,705	44,119	483,115	376,996	2,851	(28,487)	351,360	15.99%	37.50%
Financial Expenses	(797,687)	(23,190)	(16,181)	(837,058)	(692,927)	(20,100)	51,961	(661,066)	15.12%	26.62%
Interest on Equity	-	-	-	-	(864)	-	864	-	-	-
	(360,396)	(21,485)	27,938	(353,943)	(316,795)	(17,249)	24,338	(309,706)	13.76%	14.28%

EQUITY ACCOUNTING	-	-	-	-	-	-	-	-	-	-

INCOME BEFORE TAXES ON INCOME	2,375,317	27,183	(17,128)	2,385,372	1,884,524	30,889	557,564	2,472,977	26.04%	-3.54%

Social Contribution	(220,394)	(2,378)	1,537	(221,235)	(155,459)	(2,787)	(50,102)	(208,348)	41.77%	6.19%
Income Tax	(601,785)	(6,563)	4,248	(604,100)	(428,847)	(7,739)	(139,175)	(575,761)	40.33%	4.92%

INCOME BEFORE EXTRAORDINARY ITEM
AND NON-CONTROLLING SHAREHOLDERS'	1,553,138	18,242	(11,343)	1,560,037	1,300,218	20,363	368,287	1,688,868	19.45%	-7.63%
INTEREST

Non-Controlling Shareholders' Interest	(9,337)	-	9,337	-	(14,612)	-	14,612	-	-	-
Reversal of Interest on Equity	-	-	-	-	864	-	(864)	-	-	-

NET INCOME	1,543,801	18,242	(2,006)	1,560,037	1,286,470	20,363	382,035	1,688,868	20.00%	-7.63%

Note: (1) TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

12.5) Income Statement – Consolidated Generation Segment (Pro-forma, R$ thousands)

Consolidated
	(Prior Model - BRGAAP)						(Current Model - IFRS)
	4Q10	4Q09	Variation	2010	2009	Variation	2010	2009	Variation
OPERATING REVENUES
Electricity Sales to Final Consumers	-	-	-	-	57	-	-	57	-
Electricity Sales to Distributors	318,976	248,778	28.22%	1,108,015	968,617	14.39%	1,185,262	1,051,059	12.77%
Other Operating Revenues	1,112	3,059	-63.65%	7,101	12,454	-42.98%	8,125	9,361	-13.20%
	320,088	251,837	27.10%	1,115,116	981,128	13.66%	1,193,387	1,060,477	12.53%

DEDUCTIONS FROM OPERATING REVENUES	(28,126)	(16,886)	66.56%	(83,192)	(64,979)	28.03%	(72,121)	(59,088)	22.06%
NET OPERATING REVENUES	291,962	234,951	24.27%	1,031,924	916,149	12.64%	1,121,266	1,001,389	11.97%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(47,433)	(1,786)	2555.82%	(136,305)	(11,226)	1114.19%	(136,949)	(12,493)	996.21%

Eletricity Network Usage Charges	(11,709)	(9,635)	21.53%	(40,106)	(36,900)	8.69%	(43,908)	(40,683)	7.93%
	(59,142)	(11,421)	417.84%	(176,411)	(48,126)	266.56%	(180,857)	(53,176)	240.11%
OPERATING COSTS AND EXPENSES
Personnel	(8,914)	(8,225)	8.38%	(33,360)	(29,780)	12.02%	(35,282)	(31,923)	10.52%
Material	(1,378)	(700)	96.86%	(3,847)	(2,528)	52.18%	(4,100)	(2,832)	44.77%
Outsourced Services	(9,636)	(8,798)	9.52%	(27,486)	(30,973)	-11.26%	(29,841)	(36,181)	-17.52%
Other Operating Costs/Expenses	(16,434)	(14,271)	15.16%	(58,990)	(45,699)	29.08%	(62,131)	(47,006)	32.18%
Employee Pension Plans	295	(72)	-	1,192	(291)	-	1,192	(229)	-
Depreciation and Amortization	(26,976)	(19,683)	37.05%	(84,733)	(76,988)	10.06%	(171,345)	(158,713)	7.96%
Amortization of Concession's Intangible	(4,397)	(4,278)	2.78%	(17,627)	(17,112)	3.01%	(17,636)	(17,112)	3.06%
	(67,440)	(56,027)	20.37%	(224,851)	(203,371)	10.56%	(319,143)	(293,996)	8.55%

EBITDA	193,991	187,731	3.33%	723,831	748,543	-3.30%	808,769	829,634	-2.51%

EBIT	165,380	167,503	-1.27%	630,662	664,652	-5.11%	621,266	654,217	-5.04%

FINANCIAL INCOME (EXPENSE)
Financial Income	15,403	7,776	98.08%	46,640	24,659	89.14%	53,727	30,884	73.96%
Financial Expenses	(81,548)	(54,499)	49.63%	(269,102)	(194,238)	38.54%	(324,223)	(222,991)	45.40%
Interest on Equity	(34,710)	(34,202)	1.49%	(69,420)	(69,827)	-0.58%	-	-	0.00%
	(100,855)	(80,925)	24.63%	(291,882)	(239,406)	21.92%	(270,496)	(192,107)	40.80%

EQUITY ACCOUNTING	1	-	-	-	-	-	-	-	-

INCOME BEFORE TAXES ON INCOME	64,526	86,578	-25.47%	338,780	425,246	-20.33%	350,770	462,110	-24.09%
Social Contribution	(2,158)	(7,127)	-69.72%	(29,253)	(36,762)	-20.43%	(24,016)	(33,802)	-28.95%
Income Tax	(5,305)	(18,763)	-71.73%	(79,306)	(100,133)	-20.80%	(64,716)	(91,909)	-29.59%
INCOME BEFORE EXTRAORDINARY ITEM AND
NON-CONTROLLING SHAREHOLDERS'
INTEREST	57,063	60,688	-5.97%	230,221	288,351	-20.16%	262,038	336,399	-22.11%
Non-Controlling Shareholders' Interest	(2,467)	(3,805)	-35.16%	(7,999)	(10,500)	-23.82%	(286)	(637)	-55.10%
Reversal of Interest on Equity	34,710	34,202	1.49%	69,420	69,827	-0.58%	-	-	0.00%
NET INCOME	89,306	91,085	-1.95%	291,642	347,678	-16.12%	261,752	335,762	-22.04%

12.6) Income Statement – Consolidated Distribution Segment (Pro-forma, R$ thousands)

Consolidated
	(Prior Model - BRGAAP)						(Current Model - IFRS)
	4Q10	4Q09	Variation	2010	2009	Variation	2010	2009	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,365,496	3,489,977	-3.57%	13,463,410	12,920,065	4.21%	13,356,155	13,000,646	2.73%
Electricity Sales to Distributors	68,754	22,752	202.19%	182,800	131,738	38.76%	182,799	131,739	38.76%
Other Operating Revenues(1)	349,839	244,310	43.19%	1,259,847	950,600	32.53%	2,324,663	1,571,220	47.95%
	3,784,089	3,757,039	0.72%	14,906,057	14,002,403	6.45%	15,863,617	14,703,605	7.89%

DEDUCTIONS FROM OPERATING REVENUES	(1,403,849)	(1,302,190)	7.81%	(5,405,192)	(4,940,056)	9.42%	(5,388,417)	(4,934,402)	9.20%
NET OPERATING REVENUES	2,380,240	2,454,849	-3.04%	9,500,865	9,062,347	4.84%	10,475,200	9,769,203	7.23%
COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,211,939)	(1,362,017)	-11.02%	(4,934,440)	(5,132,580)	-3.86%	(4,886,112)	(4,751,410)	2.83%

Electricity Network Usage Charges	(293,268)	(301,271)	-2.66%	(1,174,984)	(1,141,988)	2.89%	(1,131,120)	(1,001,595)	12.93%
	(1,505,207)	(1,663,288)	-9.50%	(6,109,424)	(6,274,568)	-2.63%	(6,017,232)	(5,753,005)	4.59%
OPERATING COSTS AND EXPENSES
Personnel	(129,686)	(115,425)	12.36%	(508,697)	(460,352)	10.50%	(508,477)	(475,674)	6.90%
Material	(16,406)	(17,044)	-3.74%	(63,516)	(56,512)	12.39%	(63,674)	(58,788)	8.31%
Outsourced Services	(110,455)	(85,576)	29.07%	(382,868)	(313,176)	22.25%	(1,427,274)	(937,163)	52.30%
Other Operating Costs/Expenses	(47,676)	(77,498)	-38.48%	(202,699)	(213,061)	-4.86%	(191,858)	(198,477)	-3.33%
Employee Pension Plans	21,501	(848)	-	86,000	(3,387)	-	79,437	3,295	-
Depreciation and Amortization	(87,755)	(76,304)	15.01%	(321,140)	(307,156)	4.55%	(333,124)	(323,460)	2.99%
Amortization of Concession's Intangible	(4,920)	(5,261)	-6.48%	(19,677)	(21,039)	-6.47%	(19,682)	(21,035)	-6.43%
	(375,397)	(377,956)	-0.68%	(1,412,597)	(1,374,683)	2.76%	(2,464,652)	(2,011,302)	22.54%

EBITDA	570,811	496,018	15.08%	2,232,240	1,741,898	28.15%	2,265,264	2,343,316	-3.33%

EBIT	499,637	413,605	20.80%	1,978,844	1,413,096	40.04%	1,993,316	2,004,896	-0.58%
FINANCIAL INCOME (EXPENSE)
Financial Income	79,997	76,777	4.19%	325,791	302,379	7.74%	316,020	262,914	20.20%
Financial Expenses	(130,000)	(113,662)	14.37%	(454,744)	(431,767)	5.32%	(395,138)	(361,853)	9.20%
Interest on Equity	(63,956)	(63,864)	0.00%	(127,807)	(130,782)	0.00%	-	-	0.00%
	(113,959)	(100,749)	13.11%	(256,760)	(260,170)	-1.31%	(79,118)	(98,939)	-20.03%

INCOME BEFORE TAXES ON INCOME	385,678	312,856	23.28%	1,722,084	1,152,926	49.37%	1,914,198	1,905,957	0.43%
Social Contribution	(36,640)	(28,807)	27.19%	(157,855)	(105,427)	49.73%	(163,643)	(161,429)	1.37%
Income Tax	(95,687)	(75,436)	26.85%	(425,146)	(285,770)	48.77%	(441,222)	(441,332)	-0.02%
INCOME BEFORE EXTRAORDINARY ITEM AND
NON-CONTROLLING SHAREHOLDERS'
INTEREST	253,351	208,613	21.45%	1,139,083	761,729	49.54%	1,309,333	1,303,196	0.47%
Non-Controlling Shareholders' Interest	-	-	0.00%	(1,421)	(2,780)	-48.88%	(1,421)	(2,780)	-48.88%
Reversal of Interest on Equity	63,956	63,864	0.00%	127,807	130,782	0.00%	-	-	0.00%
NET INCOME	317,307	272,477	16.45%	1,265,469	889,731	42.23%	1,307,912	1,300,416	0.58%

Note: (1) TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

12.7) Economic-Financial Performance – Distributors (Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	(Prior Model - BRGAAP)						(Current Model - IFRS)
	4Q10	4Q09	Var.	2010	2009	Var.	2010	2009	Var.
Gross Operating Revenues	1,925,091	2,006,530	-4.1%	7,567,988	7,349,118	3.0%	8,114,888	7,710,715	5.2%
Net Operating Revenues	1,210,983	1,312,712	-7.7%	4,793,646	4,780,971	0.3%	5,360,015	5,143,704	4.2%
Cost of Electric Power	(759,358)	(901,619)	-15.8%	(3,112,078)	(3,357,987)	-7.3%	(3,125,378)	(2,945,986)	6.1%
Operating Costs & Expenses	(179,825)	(202,541)	-11.2%	(669,214)	(709,955)	-5.7%	(1,195,442)	(1,050,912)	13.8%
EBIT	271,800	208,552	30.3%	1,012,354	713,029	42.0%	1,039,195	1,146,806	-9.4%
EBITDA	295,905	243,911	21.3%	1,089,980	857,250	27.1%	1,118,645	1,293,477	-13.5%
Financial Income (Expense)	(36,077)	(26,807)	34.6%	(64,275)	(65,682)	-2.1%	(2,767)	(25,820)	-89.3%
Income Before Taxes	235,723	181,745	29.7%	948,079	647,347	46.5%	1,036,428	1,120,986	-7.5%
NET INCOME	170,265	136,842	24.4%	657,148	457,853	43.5%	695,761	750,348	-7.3%

CPFL PIRATININGA
	(Prior Model - BRGAAP)						(Current Model - IFRS)
	4Q10	4Q09	Var.	2010	2009	Var.	2010	2009	Var.
Gross Operating Revenues	903,599	812,242	11.2%	3,491,296	3,118,020	12.0%	3,720,819	3,314,527	12.3%
Net Operating Revenues	561,207	522,096	7.5%	2,216,512	1,953,252	13.5%	2,436,451	2,157,932	12.9%
Cost of Electric Power	(370,146)	(355,619)	4.1%	(1,444,648)	(1,365,752)	5.8%	(1,375,940)	(1,325,228)	3.8%
Operating Costs & Expenses	(71,736)	(76,467)	-6.2%	(302,733)	(289,830)	4.5%	(583,679)	(412,020)	41.7%
EBIT	119,325	90,010	32.6%	469,131	297,670	57.6%	476,832	420,684	13.3%
EBITDA	133,658	105,440	26.8%	518,127	359,912	44.0%	530,984	484,661	9.6%
Financial Income (Expense)	(18,619)	(12,428)	49.8%	(55,274)	(41,421)	33.4%	(28,458)	(14,358)	98.2%
Income Before Taxes	100,706	77,582	29.8%	413,857	256,249	61.5%	448,374	406,326	10.3%
NET INCOME	73,267	58,928	24.3%	288,094	184,058	56.5%	301,746	273,790	10.2%

RGE
	(Prior Model - BRGAAP)						(Current Model - IFRS)
	4Q10	4Q09	Var.	2010	2009	Var.	2010	2009	Var.
Gross Operating Revenues	764,824	749,369	2.1%	3,087,332	2,812,476	9.8%	3,211,469	2,942,864	9.1%
Net Operating Revenues	484,071	492,429	-1.7%	1,994,854	1,841,044	8.4%	2,125,171	1,965,972	8.1%
Cost of Electric Power	(304,889)	(335,172)	-9.0%	(1,270,105)	(1,257,499)	1.0%	(1,216,017)	(1,203,280)	1.1%
Operating Costs & Expenses	(94,787)	(80,249)	18.1%	(342,653)	(293,083)	16.9%	(530,667)	(447,889)	18.5%
EBIT	84,395	77,008	9.6%	382,096	290,462	31.5%	378,487	314,803	20.2%
EBITDA	112,619	104,542	7.7%	492,645	398,400	23.7%	499,945	425,789	17.4%
Financial Income (Expense)	(51,389)	(53,950)	-4.7%	(120,072)	(139,733)	-14.1%	(46,674)	(58,877)	-20.7%
Income Before Taxes	33,006	23,058	43.1%	262,024	150,729	73.8%	331,813	255,926	29.7%
NET INCOME	57,997	50,570	14.7%	245,687	171,708	43.1%	245,090	193,511	26.7%

CPFL SANTA CRUZ
	(Prior Model - BRGAAP)						(Current Model - IFRS)
	4Q10	4Q09	Var.	2010	2009	Var.	2010	2009	Var.
Gross Operating Revenues	76,994	77,227	-0.3%	305,484	294,264	3.8%	330,985	297,098	11.4%
Net Operating Revenues	50,736	52,401	-3.2%	202,199	200,221	1.0%	228,902	203,871	12.3%
Cost of Electric Power	(28,801)	(30,469)	-5.5%	(115,232)	(120,039)	-4.0%	(127,634)	(110,178)	15.8%
Operating Costs & Expenses	(13,760)	(9,697)	41.9%	(47,827)	(36,508)	31.0%	(75,291)	(42,537)	77.0%
EBIT	8,175	12,235	-33.2%	39,140	43,674	-10.4%	25,977	51,156	-49.2%
EBITDA	10,188	13,383	-23.9%	46,974	49,899	-5.9%	34,496	58,130	-40.7%
Financial Income (Expense)	(2,969)	(1,913)	55.2%	(6,847)	(4,781)	43.2%	(460)	(508)	-9.4%
Income Before Taxes	5,206	10,322	-49.6%	32,293	38,893	-17.0%	25,517	50,648	-49.6%
NET INCOME	5,816	9,114	-36.2%	25,936	30,287	-14.4%	18,291	34,806	-47.4%

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	(Prior Model - BRGAAP)						(Current Model - IFRS)
	4Q10	4Q09	Var.	2010	2009	Var.	2010	2009	Var.
Gross Operating Revenues	27,698	28,025	-1.2%	110,665	112,192	-1.4%	120,528	114,408	5.3%
Net Operating Revenues	18,944	19,688	-3.8%	75,329	78,953	-4.6%	85,159	81,324	4.7%
Cost of Electric Power	(9,758)	(9,803)	-0.5%	(35,267)	(43,826)	-19.5%	(37,855)	(43,201)	-12.4%
Operating Costs & Expenses	(5,004)	(2,581)	93.9%	(16,915)	(13,824)	22.4%	(25,775)	(15,934)	61.8%
EBIT	4,182	7,304	-42.7%	23,147	21,303	8.7%	21,529	22,189	-3.0%
EBITDA	5,106	8,334	-38.7%	26,776	25,269	6.0%	25,193	26,711	-5.7%
Financial Income (Expense)	(1,772)	(1,119)	58.4%	(4,604)	(3,133)	47.0%	(1,738)	(51)	3307.8%
Income Before Taxes	2,410	6,185	-61.0%	18,543	18,170	2.1%	19,791	22,138	-10.6%
NET INCOME	1,559	5,174	-69.9%	13,235	14,722	-10.1%	12,465	15,437	-19.3%

CPFL SUL PAULISTA
	(Prior Model - BRGAAP)						(Current Model - IFRS)
	4Q10	4Q09	Var.	2010	2009	Var.	2010	2009	Var.
Gross Operating Revenues	35,524	35,227	0.8%	142,308	133,432	6.7%	151,327	135,471	11.7%
Net Operating Revenues	23,045	23,881	-3.5%	93,163	90,434	3.0%	101,967	92,811	9.9%
Cost of Electric Power	(13,382)	(13,145)	1.8%	(54,144)	(52,951)	2.3%	(54,630)	(52,092)	4.9%
Operating Costs & Expenses	(4,429)	(3,842)	15.3%	(16,331)	(16,745)	-2.5%	(24,606)	(19,636)	25.3%
EBIT	5,234	6,894	-24.1%	22,688	20,738	9.4%	22,731	21,083	7.8%
EBITDA	5,906	7,733	-23.6%	25,355	23,750	6.8%	25,388	24,227	4.8%
Financial Income (Expense)	(1,379)	(2,556)	-46.0%	(2,739)	(3,109)	-11.9%	64	(876)	-107.3%
Income Before Taxes	3,855	4,338	-11.1%	19,949	17,629	13.2%	22,795	20,207	12.8%
NET INCOME	3,854	3,740	3.0%	15,670	14,601	7.3%	15,839	14,550	8.9%

CPFL JAGUARI
	(Prior Model - BRGAAP)						(Current Model - IFRS)
	4Q10	4Q09	Var.	2010	2009	Var.	2010	2009	Var.
Gross Operating Revenues	33,670	31,601	6.5%	132,939	120,116	10.7%	139,980	120,433	16.2%
Net Operating Revenues	20,941	20,691	1.2%	82,851	77,514	6.9%	89,687	78,228	14.6%
Cost of Electric Power	(13,416)	(11,781)	13.9%	(53,581)	(53,483)	0.2%	(54,286)	(51,510)	5.4%
Operating Costs & Expenses	(3,456)	(1,952)	77.0%	(11,768)	(10,279)	14.5%	(18,665)	(11,202)	66.6%
EBIT	4,069	6,958	-41.5%	17,502	13,752	27.3%	16,736	15,516	7.9%
EBITDA	4,564	7,594	-39.9%	19,461	16,152	20.5%	18,659	18,462	1.1%
Financial Income (Expense)	(995)	(1,636)	-39.2%	(1,572)	(2,358)	-33.3%	345	(107)	-422.4%
Income Before Taxes	3,074	5,322	-42.2%	15,930	11,394	39.8%	17,081	15,409	10.9%
NET INCOME	2,684	4,442	-39.6%	12,047	9,451	27.5%	11,578	10,808	7.1%

CPFL MOCOCA
	(Prior Model - BRGAAP)						(Current Model - IFRS)
	4Q10	4Q09	Var.	2010	2009	Var.	2010	2009	Var.
Gross Operating Revenues	19,947	18,933	5.4%	78,899	72,642	8.6%	84,475	77,946	8.4%
Net Operating Revenues	13,283	13,066	1.7%	52,207	49,552	5.4%	57,744	54,955	5.1%
Cost of Electric Power	(7,425)	(7,288)	1.9%	(30,581)	(29,387)	4.1%	(31,704)	(27,886)	13.7%
Operating Costs & Expenses	(3,401)	(1,134)	199.9%	(8,840)	(7,697)	14.8%	(14,211)	(14,410)	-1.4%
EBIT	2,457	4,644	-47.1%	12,786	12,468	2.6%	11,829	12,659	-6.6%
EBITDA	2,865	5,081	-43.6%	14,343	14,046	2.1%	13,375	14,639	-8.6%
Financial Income (Expense)	(760)	(340)	123.5%	(1,378)	47	-3031.9%	570	1,658	-65.6%
Income Before Taxes	1,697	4,304	-60.6%	11,408	12,515	-8.8%	12,399	14,317	-13.4%
NET INCOME	1,865	3,667	-49.1%	9,073	9,831	-7.7%	8,563	9,946	-13.9%

12.8) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista

	4Q10	4Q09	Var.	2010	2009	Var.
Residential	1,865	1,790	4.2%	7,252	6,923	4.7%
Industrial	1,259	1,468	-14.2%	5,315	5,469	-2.8%
Commercial	1,141	1,122	1.6%	4,368	4,151	5.2%
Others	961	892	7.8%	3,714	3,434	8.2%
Total	5,226	5,271	-0.9%	20,649	19,977	3.4%

CPFL Piratininga

	4Q10	4Q09	Var.	2010	2009	Var.
Residential	794	772	2.9%	3,198	3,026	5.7%
Industrial	753	765	-1.5%	2,990	2,885	3.7%
Commercial	446	452	-1.4%	1,784	1,708	4.4%
Others	245	232	5.7%	959	921	4.1%
Total	2,239	2,220	0.8%	8,931	8,539	4.6%

RGE

	4Q10	4Q09	Var.	2010	2009	Var.
Residential	470	455	3.4%	1,913	1,808	5.8%
Industrial	569	619	-8.1%	2,384	2,294	3.9%
Commercial	284	277	2.2%	1,145	1,080	6.0%
Others	525	484	8.4%	2,003	2,000	0.2%
Total	1,847	1,835	0.7%	7,446	7,182	3.7%

CPFL Santa Cruz

	4Q10	4Q09	Var.	2010	2009	Var.
Residential	73	71	2.7%	289	279	3.4%
Industrial	43	41	5.7%	169	157	7.9%
Commercial	37	36	3.7%	144	135	6.2%
Others	83	75	11.3%	317	291	8.9%
Total	236	222	6.3%	918	862	6.5%

CPFL Jaguari

	4Q10	4Q09	Var.	2010	2009	Var.
Residential	18	17	2.3%	71	67	5.9%
Industrial	68	73	-6.3%	274	268	2.4%
Commercial	10	9	2.9%	37	35	4.3%
Others	9	9	0.3%	36	44	-17.8%
Total	105	109	-3.6%	419	415	1.0%

CPFL Mococa

	4Q10	4Q09	Var.	2010	2009	Var.
Residential	15	15	5.6%	62	58	6.3%
Industrial	15	15	-1.0%	61	58	5.8%
Commercial	7	7	4.9%	26	25	5.4%
Others	13	13	-1.2%	59	53	11.1%
Total	50	50	1.7%	208	194	7.3%

CPFL Leste Paulista

	4Q10	4Q09	Var.	2010	2009	Var.
Residential	21	19	11.1%	83	77	7.6%
Industrial	18	18	-1.6%	72	68	6.5%
Commercial	10	9	5.6%	36	34	6.5%
Others	26	23	10.7%	113	98	15.5%
Total	74	69	7.0%	304	277	10.0%

CPFL Sul Paulista

	4Q10	4Q09	Var.	2010	2009	Var.
Residential	30	28	8.0%	116	107	7.6%
Industrial	28	34	-16.2%	126	135	-7.0%
Commercial	12	12	-0.8%	48	46	3.5%
Others	22	22	0.3%	87	87	-0.5%
Total	92	95	-3.4%	375	375	0.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.